UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this Current Report on Form 6-K

Amendments to Memorandum

On August 24, 2026, Wetour Robotics Limited (the “Company”) held an extraordinary general meeting at which shareholders passed an ordinary resolution approving that the authorised share capital of the Company be increased from US$100,000 divided into 10,000,000 shares of par value US$0.01 each to US$20,000,000,000 divided into 2,000,000,000,000 shares of a par value of US$0.01 each, by the creation of 1,999,990,000,000 shares of par value US$0.01 each (the “Share Capital Increase”). The shareholders further passed a special resolution approving that the Company adopt a second amended and restated memorandum and articles of association to reflect the Share Capital Increase and the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously

The Company filed the second amended and restated memorandum and articles of association (“Second A&R M&A”) with the Cayman Islands Registrar of Companies on September 9, 2026. A copy of the Second A&R M&A is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Wetour Robotics Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: October 26, 2026

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